UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number              001-09601

K-V PHARMACEUTICAL COMPANY

(Exact name of registrant as specified in its charter)

16640 Chesterfield Grove Rd., Suite 200

Chesterfield, MO 63005

(314) 645-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share1

Class B Common Stock, par value $0.01 per share1

7% Cumulative Convertible Preferred, par value $0.01 per share1

(Title of each class of securities covered by this Form)

12% Senior Secured Notes due 20151

2.5% Contingent Convertible Subordinated Notes due 20331

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                         0

Pursuant to the requirements of the Securities Exchange Act of 1934 K-V Pharmaceutical Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ Gregory J. Divis
Gregory J. Divis, President and Chief Executive Officer
Date: October 15, 2013

1 As more fully described in the Current Report on Form 8-K filed by K-V Pharmaceutical Company on September 23, 2013, these securities were cancelled in accordance with the Sixth Amended Joint Chapter 11 Plan of Reorganization of K-V Pharmaceutical Company and certain of its wholly-owned domestic subsidiaries (the “Plan”), effective September 16, 2013. In accordance with the Plan, the reorganized K-V Pharmaceutical Company issued certain shares of a new class of common stock, par value $0.01 per share (“New Common Stock”) to a limited number of institutional investors in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. If, and to the extent, the New Common Stock is deemed to succeed to the Section 12 registration of the securities covered by this Form, this Form shall be deemed to terminate any such registration under Rule 12g-4(a)(1).